InSite Vision Incorporated

965 Atlantic Avenue

Alameda, CA 94501

(510) 865-8800

August 16, 2011

Via EDGAR

Jeffrey P. Riedler

Rose Zukin

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Request for Effectiveness of Registration Statement
on Form S-1 (File No. 333-176057)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), InSite Vision Incorporated hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Daylight Time, on August 17, 2011, or as soon as practicable thereafter. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Jones Day, Attention: Timothy R. Curry, facsimile at (650) 739-3900; and Attention: Todd A. Hamblet, facsimile at (415) 963-6869. Mr. Curry’s direct line is (650) 739-3987, and Mr. Hamblet’s direct line is (415) 875-5857.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the above-referenced Registration Statement. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action by the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Very truly yours,

InSite Vision Incorporated

By:	/s/ Timothy Ruane
Timothy Ruane
Chief Executive Officer